EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this registration statement on Form S-8, pertaining to the Bunzl plc Long Term Incentive Plan, of our report dated February 28, 2005 relating to the consolidated balance sheets of Bunzl plc and subsidiaries as of December 31, 2004 and 2003, and the related consolidated profit and loss account, cash flow statement, statement of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 20-F of Bunzl plc, and to the reference to our firm under the heading “Experts” herein. The report of KPMG Audit plc refers to Bunzl’s adoption of UITF 38 ‘Accounting for ESOP trusts’ in the year ended December 31, 2004 and the subsequent restatement of December 31, 2003.

/s/ KPMG Audit plc

KPMG Audit plc
London, England
May 27, 2005